

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Tim Sullivan
Chief Executive Officer
REV Group, Inc.
111 East Kilbourn Avenue, Suite 2600
Milwaukee, WI 53202

> **Re: REV Group, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-214209**

Dear Mr. Sullivan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2016 letter.

Dividend Policy, page 48

1. We note that you intend to pay a periodic dividend after completion of the offering and that you have no recent history of paying dividends. To the extent material to understanding the company's dividend policy, please include disclosure supporting the company's ability to pay the intended dividend. Please also quantify the amount of cash needed to fund the intended dividend on an annual basis.

<u>Management's Discussion and Analysis, page 54</u>

<u>Liquidity and Capital Resources, page 67</u>

<u>Net Cash Provided by Operating Activities, page 68</u>

2. Please address the significant drivers underlying material changes in individual cash flow items cited for fiscal year 2016 and the impact on cash. Citing items identified in the statement of cash flows, such as net income and increased working capital items, may not provide a sufficient basis to understand how cash was changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, please quantify variance factors cited. In this regard, refer to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

<u>Consolidated Statements of Cash Flows, page F-6</u>

3. We note the adjustment to add back $19,692 for stock-based compensation in the operating activities section in 2016. This adjustment is the same amount as the adjustment in arriving at the non-GAAP measures adjusted EBITDA and adjusted net income. The associated notes for the non-GAAP adjustments state the stock-based compensation included $10.3 million for the accelerated vesting of stock options which were redeemed for cash. In this regard, please explain to us the basis for presenting $19,692 as the adjustment for stock-based compensation in operating activities rather than an amount that is $10.3 million lower.

You may contact Beverly Singleton at 202-551-3328 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and
Leisure